Exhibit 99.1

Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

Endeavour Silver Corp. (the “Company”)
1130 – 609 Granville Street
Vancouver, British Columbia
Canada V7Y 1G5

Item 2.	Date of Material Change

January 19, 2022

Item 3.	News Release

News Release dated January 19, 2022 was disseminated through GlobeNewswire.

Item 4.	Summary of Material Change

On January 19, 2022 the Company filed two technical reports (the “Technical Reports”) titled “NI 43-101 Technical Report: Updated Mineral Resource and Reserve Estimates for the Guanaceví Project, Durango State, Mexico” and “NI 43-101 Technical Report: Updated Mineral Resource and Reserve Estimates for the Bolañitos Project, Guanajuato State, Mexico”. Both Technical Reports have an effective date of December 31, 2020 and support the disclosure made by the Company in its February 3, 2021 news release announcing the updated 2020 Mineral Reserve and Resource Estimates. There are no material differences in the Technical Reports from the information disclosed in the February 3, 2021 news release and the date of this filing.

Item 5.1	Full Description of Material Change

On January 19, 2022 the Company filed the Technical Reports. The Technical Reports were prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects and filed on SEDAR and EDGAR. Both Technical Reports have an effective date of December 31, 2020 and support the disclosure made by the Company in its February 3, 2021 news release announcing the updated 2020 Mineral Reserve and Resource Estimates. There are no material differences in the Technical Reports from the information disclosed in the February 3, 2021 news release and the date of this filing.

Attached to this Material Change Report are the summaries of the Technical Reports which are direct extracts and reproductions of the complete summaries contained in the Technical Reports, without material modification or revision.

The detailed disclosure in the Technical Reports are incorporated by reference into this Material Change Report. The Technical Reports are not contained within, nor attached to, this report, but may be accessed under the Company’s profile at www.sedar.com (posted on January 19, 2022 under Document Type, “Technical report (NI 43-101)-English”), or on the Company’s website at www.edrsilver.com.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Daniel Dickson, Chief Executive Officer
Telephone: (604) 685-9775

Item 9.	Date of Report

January 24, 2022

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SCHEDULE A
Endeavour Silver Corp.	NI 43-101 Technical Report
Guanaceví Project	Executive Summary

1.	EXECUTIVE SUMMARY

1.1	Introduction

Mr. Dale Mah, P.Geo., has prepared this Technical Report (the Report) on the Guanacevi Project (Guanacevi) for Endeavour Silver Corp. (EDR). Guanacevi is located northwest of the capital city of Durango, Durango State, Mexico.

This report provides updated information on the operation of the Guanacevi Project, including an updated Mineral Resource and Mineral Reserve estimate. The information will be used to support disclosures in Endeavour Silver’s Annual Information Form (AIF). Units used in the report are metric units unless otherwise noted. Monetary units are in United States dollars (US$) unless otherwise stated. This report was prepared in accordance with the requirements and guidelines set forth in National Instrument 43-101 (NI43-101), Companion Policy 43-101CP and Form 43-101F1 (June 2011), and the mineral resources and reserves presented herein are classified according to Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards - For Mineral Resources and Mineral Reserves, prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council on May 10, 2014. The mineral resource and mineral reserve estimates reported here are based on all available technical data and information as of December 31, 2020.

1.2	Property Description and Ownership

The Guanaceví Project is located in the northwest portion of the Mexican state of Durango, approximately 3.6 km west of the town of Guanaceví and 260 km northwest of the capital city of Durango. The approximate geographic center of the Project is 105°58'20"W longitude and 25°54'47"N latitude. At present, the Project is comprised of 51 mineral concessions for a total property area of 4,171.5546 ha.

EDR controls the Guanaceví Project through its 100% owned Mexican subsidiary, Endeavour Gold Corporation S.A. de C.V. (Endeavour Gold). Endeavour Gold holds the project through its two 100% owned subsidiaries, Minera Plata Adelante S.A. de C.V. (Minera Plata Adelante) and Refinadora Plata Guanaceví S.A. de C.V. (Refinadora Plata Guanaceví).

1.3	Geology and Mineralization

The Guanaceví silver-gold district hosts classic, high-grade silver-gold, epithermal vein deposits characterized by low sulphidation mineralization and adularia-sericite alteration. The Guanaceví veins are typical of many epithermal silver-gold vein deposits in Mexico in that they are primarily hosted in the Tertiary Lower Volcanic series of andesite flows, pyroclastics and epiclastics, overlain by the Upper Volcanic series of rhyolite pyroclastics and ignimbrites. Evidence is accumulating in the Guanaceví mining district that the mineralization is closely associated with a pulse of silicic eruptions that either signaled the end of Lower Volcanic Sequence magmatism or the onset of Upper Volcanic Sequence activity.

Mineralization at Guanaceví occurs in association with an epithermal low sulphidation, quartz-carbonate, fracture-filling vein hosted by a structure trending approximately N45°W, dipping 55° southwest. The Santa Cruz vein is the principal host of silver and gold mineralization at Guanaceví, and is located on the west side of the horst of the Guanaceví Formation. The mineralized vein is part of a major fault system that trends northwest and principally places the Guanaceví Formation in the footwall against andesite and/or rhyolite in the hanging wall. The fault and vein comprise a structural system referred to locally as the Santa Cruz vein structure or Santa Cruz vein fault. The Santa Cruz vein itself has been traced for 5 km along trend, and averages approximately 3.0 m in width. High-grade mineralization in the system is not continuous but occurs in steeply northwest-raking shoots up to 200 m in strike length. A secondary mineralized vein is located sub-parallel and subjacent to the Santa Cruz vein, in the footwall, and while less continuous is economically significant in the Porvenir Dos and North Porvenir portions of the Project.

Endeavour Silver Corp.	NI 43-101 Technical Report
Guanaceví Project	Executive Summary

1.4	Status of Exploration

In 2020, EDR spent US $916,935 (including property holding costs) on exploration activities, primarily in the El Curso Claim. Underground drilling program focused on exploring the Santa Cruz vein the El Curso property, and included a total of 7,200m in 24 holes, with a total of 1,205 samples submitted for assays. Field exploration activities over a third-party claim (Los Angeles), located northwest of Guanacevi town, and a total of 55 rock samples were collected.

Since acquisition of the Guanaceví Project in 2004, and prior to the 2020 exploration season, EDR had completed 793 diamond drill holes totaling 216,810 m and 22 reverse circulation drill holes totaling 2,977 m on the entire Guanaceví Project. Of this total, approximately 173,412 m of diamond drilling in 607 holes were completed on the Santa Cruz vein structure. Holes were drilled from both surface and underground drill stations, and 64,865 samples were collected and submitted for assay.

1.5	Development and Operations

Mining methods used at Guanacevi include long-hole stoping and conventional cut and fill mining. Cut and fill stopes are generally mined 15m along strike and in 1.5 - 1.8m high cuts, and long hole stopes are 15m long and 20m high (20m between levels floor to floor). Access to the stoping areas is provided by a series of primary and secondary ramps located in the footwall of the principal structure, the Santa Cruz vein. The ramps have grades from minus 15% to plus 12%, with plus or minus 12% as standard. The ramps and crosscuts are generally 4 m by 4 m.

In 2020, the total ore production was 329,892 tonnes at an average grade of 321 g/t Ag and 0.86 g/t Au. The 4 operating mine areas were Santa Cruz Sur (26% production), El Porvenir (14% production), El Curso (37% production) and Milache (22% production).

As of December 31, 2020, the Guanaceví mines project had a roster of 512 employees and an additional 413 contractors. The mine operates on two 10-hour shifts, 7 days per week, whereas the mill operates on a 24/7 schedule, two 10 hour shifts per day.

1.6	Mineral Resource Estimate

Dale Mah, P.Geo., of EDR is responsible for the mineral resource estimate presented in this report. Mr. Mah is a Qualified Person as defined by NI 43-101, and is not independent of EDR. The mineral resources and mineral reserves reported herein are classified as Measured, Indicated and Inferred according to CIM Definition Standards.

Endeavour Silver Corp.	NI 43-101 Technical Report
Guanaceví Project	Executive Summary

EDR estimated the mineral resource for the Guanaceví Project based on channel samples and drillhole data constrained by geologic vein boundaries with an Ordinary Krige (“OK”) algorithm. Vulcan® V10.1.5 (“Datamine”) software was used to complete the resource estimate. The metals of interest at Guanaceví are gold and silver.

The Guanaceví mineral resource is comprised of 13 individual models or veins. The veins are further subdivided by area and modeling method. The mineral resources have been estimated using either a Vertical Longitudinal Projection (VLP) polygonal method (4 veins) or as 3-dimensional (“3D”) block model (9 veins).

The resources based on the 2D polygonal methods are estimated by using a fixed distance VLP from sample points. The VLPs are created by projecting vein geology and underground workings onto a vertical 2D long section. The 2D estimates were classified based on the distance to the nearest sample. Measured mineral resources are the area of the defined resource blocks within 10 meters of a sample. Indicated mineral resources are the area of the defined resource blocks within 20 meters of a sample. Inferred mineral resources are those blocks greater than 20 meters from a sample and have a value for estimated silver.

Vein wireframes were created using both implicit and explicit modeling methods. Explicit modeling involved using cross-sections orthogonal to the strike of the vein to select intervals from drillholes representing the vein material. Level sections were used to select vein material from channel samples. Points representing the hanging wall and footwall contacts were extracted by the software to interpolate hanging wall and footwall surfaces. These surfaces were used to delineate each vein solid. The surfaces were evaluated in 3-dimensions to ensure that both the down dip and along strike continuity was maintained throughout the model. Veins were clipped against younger veins, topography, and the concession boundaries. Implicit models were created initially in Leapfrog software, but then edited by the geological team to ensure boundaries are accurate.

The mineral resource estimate includes all data obtained as of December 31, 2020. Mineral resources are not mineral reserves and may be materially affected by environmental, permitting, legal, socio-economic, political, or other factors. Mineral resources are reported above a silver equivalent grade of 198 gpt, assuming a silver price of $16.51 and a gold price of $1465 per ounce. EDR used a cutoff grade to test for reasonable prospects for economic extraction.

Endeavour Silver Corp.	NI 43-101 Technical Report
Guanaceví Project	Executive Summary

The mineral resources for the Guanaceví mine as of December 31, 2020, are summarized in Table 1-1. The resources are exclusive of the mineral reserves.

Table 1-1 Mineral Resource Estimate, Effective Date December 31, 2020

		Silver		Gold		Silver_Equivalent
Classification	Tonnes	g/t	oz.	g/t	oz.	g/t	oz.
Measured	95,360	405	1,240,207	0.88	2692	475	1,455,576
Indicated	565,975	363	6,603,002	0.82	14,920	428	7,796,568
Measured + Indicated	661,335	369	7,843,209	0.83	17,612	435	9,252,143
Inferred	865,804	495	13,765,421	1.18	32,737	589	16,384,411
TOTAL	1,527,139	440	21,608,629	1.03	50,349	522	25,636,554

1.	Measured, Indicated and Inferred Mineral Resource cut-off grades are based on a 225 g/t silver equivalent for Santa Cruz Sur of Guanacevi and 222 g/t silver equivalent for Santa Cruz, 237 g/t silver equivalent for Milache and 280 g/t silver equivalent for Ocampo and Porvenir Norte of Guanaceví.

2.	Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resources estimated will be converted into mineral reserves.

3.	Metallurgical recoveries were 84.6% silver and 85.7% gold.

4.	Silver equivalents are based on a 80:1 silver: gold ratio

5.	Price assumptions are $16.51 per ounce for silver and $1,465 per ounce for gold for resource cutoff calculations.

6.	Mineral resources are estimated exclusive of and in addition to mineral reserves.

1.7	Mineral Reserve Estimate

Dale Mah, P.Geo., of EDR is responsible for the mineral reserve estimate presented in this report. Mr. Mah is a Qualified Person as defined by NI 43-101, and is not independent of EDR. The mineral reserves reported herein are classified as Proven and Probable according to CIM Definition Standards. The mineral reserve estimate for EDR’s Guanaceví Project has an effective date of December 31st, 2020. The mineral reserve estimate includes the Santa Cruz and Milache areas of the mine and the ore stockpiles at the mill site. Stope designs for reporting the mineral reserves were created utilizing the updated resources and cutoffs established for 2020. All the stopes are within readily accessible areas of the active mining areas. Ore is processed in the on-site mill, leaching circuit and Merrill Crowe process capable of processing 1,300 tpd.

Measured and Indicated mineral resources within mineable areas have been converted to Proven and Probable mineral reserves as defined by CIM. Inferred mineral resources are classified as waste. Dilution is applied to Measured and Indicated resource blocks depending on the mining method chosen. Mining stopes were created based solely on Measured and Indicated resources above the calculated cutoff grade which have reasonable prospects of economic extraction after applying certain modifying factors:

•	Cutoff Grades: 237 g/t AgEq for Milache; 225 g/t AgEq for Santa Cruz Sur and 280 g/t AgEq for El Curso and El Porvenir including the royalties payable

•	Minimum Mining Width: 0.8m.

•	External Dilution Cut and Fill: 15%

•	External Dilution Long Hole: 30%

•	Silver Equivalent: 80:1 silver to gold

•	Gold Price: US $1,465/oz.

•	Silver Price: US $16.51/oz.

•	Gold Recovery: 85.7%

•	Silver Recovery: 84.6%

Endeavour Silver Corp.	NI 43-101 Technical Report
Guanaceví Project	Executive Summary

The Guanaceví Project mineral reserves are derived and classified according to the following criteria:

•	Proven mineral reserves are the economically mineable part of the Measured resource for which mining and processing / metallurgy information and other relevant factors demonstrate that economic extraction is feasible. For Guanaceví Project, this applies to blocks located within approximately 10m of existing development and for which EDR has a mine plan in place.

•	Probable mineral reserves are those Measured or Indicated mineral resource blocks which are considered economic and for which EDR has a mine plan in place. For the Guanaceví mine project, this is applicable to blocks located a maximum of 35m either vertically or horizontally from development with one exception in the main lower Santa Cruz vein the maximum distance to development was extended to 110m as this area is currently being developed.

The Proven and Probable mineral reserves for the Guanaceví mine as of December 31, 2020 are summarized in Table 1-2. The reserves are exclusive of the mineral resources reported in Section 14 of this report.

Table 1-2 Mineral Reserve Estimate

			Silver		Gold		Silver_Equivalent		Dilution
Classification	Vein	Tonnes	g/t	oz.	g/t	oz.	g/t	oz.	%
	El CURSO SUR	69,092	359	796,517	0.90	2009	431	957,227	38%
	MILACHE	6,333	242	49,204	0.69	141	297	60,486	35%
Proven	MILACHE B1	5,770	407	75,561	1.04	193	491	91,005	35%
	SANTA CRUZ SUR	31,194	218	218,516	0.67	671	271	272,210	30%
	STOCK PILE	28,444	334	305,442	0.76	695	395	361,044	0%
Total Proven		140,832	319	1,445,240	1	3,709	385	1,741,971	35%
	El CURSO SUR	525,763	426	7,200,253	1.08	18227	512	8,658,384	38%
Probable	MILACHE	42,226	285	387,523	0.90	1222	357	485,271	35%
	MILACHE B1	29,491	286	271,557	0.77	727	348	329,712	35%
	SANTA CRUZ SUR	350,755	239	2,694,498	0.77	8643	300	3,385,922	30%
Total Probable		948,236	346	10,553,831	0.95	28,818	422	12,859,288	35%
Total Proven + Probable Reserves		1,089,068	343	11,999,071	0.93	32,527	417	14,601,259	35%

1.	Cutoff Grades: 237 g/t AgEq for Milache; 225 g/t AgEq for Santa Cruz Sur and 280 g/t AgEq for El Curso and Porvenir Norte including the royalties payable.

2.	Minimum Mining Width: 0.8m.

3.	External Dilution Cut and Fill: 15%

4.	External Dilution Long Hole: 30%

5.	Silver Equivalent: 80:1 silver to gold

6.	Gold Price: US $1,465/oz.

7.	Silver Price: US $16.51/oz.

8.	Recovery: 85.7% silver and 85.4% gold.

9.	Mineral resources are estimated exclusive of and in addition to mineral reserves.

10.	Figures in table are rounded to reflect estimate precision; small differences generated by rounding are not material to estimates.

5

Endeavour Silver Corp.	NI 43-101 Technical Report
Guanaceví Project	Executive Summary

1.8	Conclusions and Recommendations

The QP considers the Guanaceví resource and reserve estimates presented here to conform with the requirements and guidelines set forth in Companion Policy 43-101CP and Form 43-101F1 (June 2011), and the mineral resources and reserves presented herein are classified according to Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards - For Mineral Resources and Mineral Reserves, prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council on May 10, 2014. These resources and reserves form the basis for EDR’s ongoing mining operations at the Guanaceví Project.

The QP is unaware of any significant technical, legal, environmental or political considerations which would have an adverse effect on the extraction and processing of the resources and reserves located at the Guanaceví Mines Project. Mineral resources which have not been converted to mineral reserves, and do not demonstrate economic viability shall remain mineral resources. There is no certainty that all or any part of the mineral resources estimated will be converted into mineral reserves.

The QP considers that the mineral concessions in the Guanaceví mining district controlled by EDR continue to be highly prospective both along strike and down dip of the existing mineralization.

EDR’s Guanaceví Project has an extensive mining history with well-known silver and gold bearing vein systems. Ongoing exploration has continued to identify additional resources at the project and within the district surrounding the mine. Since EDR took control of the Guanaceví properties, new mining areas identified have enabled EDR to increase production by providing additional sources of mill feed. EDR’s operation management teams continue improving efficiency, lowering costs and researching and applying low-cost mining techniques. This report demonstrates that the project has positive cash flow, and mineral reserve estimates can be supported.

For 2021, approved exploration budget for Guanaceví includes 11,500 meters of drilling, which is estimated to be approximately US $2,025,000.

The QP recommends that the continuation of the conversion of all resource models from 2D polygons to 3D block models be continued. Between 2017 and 2020, considerable progress was made in this regard. Additional modeling efforts should be made to define the mineralized brecciated areas as they have been an import source of economic material encountered in the current operation and could continue to provide additional tonnage to support the mine plan. Work programs should continue to focus on areas to explore for mine life extensions

6

SCHEDULE B

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Executive Summary

1. EXECUTIVE SUMMARY

1.1         Introduction

Mr. Dale Mah, P.Geo., has prepared this Technical Report (the Report) on the Bolanitos Project (Bolanitos) for Endeavour Silver Corp. (EDR). Bolanitos is located in the state of Guanajuato, Mexico. This report was prepared in accordance with the requirements and guidelines set forth in National Instrument 43-101 (NI43-101), Companion Policy 43-101CP and Form 43-101F1 (June 2011), and the mineral resources and reserves presented herein are classified according to Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards - For Mineral Resources and Mineral Reserves, prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council on May 10, 2014. The mineral resource and mineral reserve estimates reported here are based on all available technical data and information as of December 31, 2020.

1.2         Property Description and Ownership

In 2007, EDR acquired the Bolañitos mine from Industrias Peñoles S.A. de C.V. (Peñoles), the owner at the time, and Minas de la Luz, S.A. de C.V. (Minas de la Luz), the operator at the time. The acquisition included the Mina Cebada, Mina Bolañitos, Mina Golondrinas and Mina Asunción (as well as a few other currently closed mines). Minas de la Luz continued as the operator of the mines until June, 2007, when EDR assumed control. The Mina Asunción is very close to the Mina Bolañitos and the two are currently connected underground.

The Bolañitos Project is located in the state of Guanajuato, Mexico. The mine consists of three operating mines: the Bolañitos, Lucero, and Asuncion mines, which are located near the town of La Luz, about 12 km to the northeast of Guanajuato. All of the mines are readily accessed by paved and gravel roads. EDR also owns the inactive Cebada mine, located about 5 km north of the city of Guanajuato, and the inactive Golondrinas mine, which is 3.5 km to the southwest of Cebada.

1.3         Geology and Mineralization

The Bolañitos mine is located in eastern part of the Guanajuato mining district, in the southeastern portion of the Sierra de Guanajuato, which is an anticlinal structure about 100 km long and 20 km wide. Bolañitos is located on the northeast side of this structure where typical primary bedding textures dip 10° to 20° to the north-northeast. Economic mineralization at Bolañitos is known to extend as much as 250 m vertically from 2300 m to 2050 m elevation with the exception of the La Luz vein that extends 400 m vertically from 2300 m to 1900 m.

The Guanajuato mining district is characterized by classic, high grade silver-gold, epithermal vein deposits with low sulfidation mineralization and adularia-sericite alteration. Veins in the Guanajuato district are typical of most epithermal silver-gold vein deposits in Mexico with respect to the volcanic or sedimentary host rocks and the paragenesis and tenor of mineralization. The Guanajuato mining district hosts three major mineralized fault systems, the La Luz, Veta Madre and Sierra systems.

1

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Executive Summary

Of the geological formations associated with the Guanajuato district, only the Esperanza and La Luz Formations occur in the Bolañitos mine area with mineralization residing primarily within the La Luz Formation. Mineralization is known to dissipate at the contact with the Esperanza Formation.

The Veta Madre historically was the most productive vein in the Guanajuato district, and is by far the most continuous, having been traced on the surface for nearly 25 km. The vein dips from 35° to 55º to the southwest with measured displacement of around 1,200m near the Las Torres mine and 1,700 m near La Valenciana mine. The most productive veins at Bolañitos strike parallel to the Veta Madre system.

Bolañitos mineralization is directly related to faulting. Mineralization occurs as open-space fillings in fracture zones or impregnations in locally porous wall rock. Veins which formed in relatively open spaces are the main targets for mining.

Mineralized veins at Bolañitos consist of the classic banded and brecciated epithermal variety. Silver occurs primarily in dark sulfide-rich bands within the veins, with little mineralization within the wall rocks. The major metallic minerals reported include pyrite, argentite, electrum and ruby silver, as well as some galena and sphalerite, generally deeper in the veins. Mineralization is generally associated with phyllic (sericite) and silicification alteration which forms haloes around the mineralizing structures. The vein textures are attributed to the brittle fracturing-healing cycle of the fault-hosted veins during and/or after faulting.

Economic concentrations of precious metals are present in “shoots” distributed vertically and laterally between non-mineralized segments of the veins. Overall, the style of mineralization is pinch-and-swell with some flexures resulting in closures and others generating wide sigmoidal breccia zones.

1.4         Status of Exploration

In 2020, EDR spent US $770,512 (including property holding costs) on exploration activities, including drilling, at the Bolañitos Project, focused on exploring the Bolañitos North (Melladito and San Bernabe veins), Plateros, Sangre de Cristo and Bolañitos South (Ave Maria vein) areas. A total of 45 drill holes completed with 10,458m and 2,404 samples submitted for analysis.

Field exploration conducted, mainly in the Bolañitos South and Sangre de Cristo area, and consisted of geological mapping and sampling.

1.5         Mineral Resource Estimate

The QP, Dale Mah, P.Geo. is responsible for the mineral resource estimate presented here. Mr. Mah is a Qualified Person as defined by NI 43-101 and is not independent of EDR. EDR estimated the mineral resource for the Bolañitos mine Project based on drillhole data constrained by geologic vein boundaries using Leapfrog software to audit the resource estimate in conjunction with Vulcan software. The metals of interest at Bolañitos are gold and silver.

The Bolañitos mineral resource is comprised of 37 individual veins. The mineral resources have been estimated using either a Vertical Longitudinal Projection (VLP) polygonal method (7 veins) or as 3-dimensional (“3D”) block model (30 veins).

2

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Executive Summary

The resources based on the 2D polygonal methods are estimated by using a fixed distance Vertical Longitudinal Projection (VLP) from sample points. The VLPs are created by projecting vein geology and underground workings onto a vertical 2D long section. Resource blocks are constructed on the VLP based on the sample locations in the plane of the projection. EDR geologists review the data for sample trends and delineate areas with similar characteristics along the sample lines. The areas are then grouped based on mining requirements and the average grades and thicknesses of the samples are tabulated for each block. Resource volumes are calculated from the delineated area and the horizontal thickness of the vein, as recorded in the sample database. The volume and density are used to determine the overall resource tonnage for each area, and the grades are reported as a length weighted average of the samples inside each resource block

The mineral resource estimate for the Bolañitos Project as of December 31st, 2020, is summarized in Table 1-1. The mineral resources are exclusive of the mineral reserves.

3

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Executive Summary

Table 1-1 Mineral Resource Estimate, Effective Date December 31st, 2020

Classification	Tonnes	Silver Equivalent	Silver		Gold
		g/t	g/t	oz	g/t	oz
Measured	34,737	265	76	84,678	2.37	2,645
Indicated	433,412	347	166	2,313,890	2.27	31,573
Measured + Indicated	468,149	341	159	2,398,568	2.27	34,218
Inferred	625,337	322	120	2,411,253	2.52	50,733

1.	Measured, Indicated and Inferred resource cut-off grades were 177, 173 and 181 g/t silver equivalent at Bolañitos.

2.	Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resources estimated will be converted into mineral reserves.

3.	Metallurgical recoveries were 84.7% silver and 88.9% gold.

4.	Silver equivalents are based on a 80:1 silver:gold ratio

5.	Price assumptions are $16.51 per ounce for silver and $1,465 per ounce for gold for resource cutoff calculations.

6.	Mineral resources are estimated exclusive of and in addition to mineral reserves.

1.6         Mineral Reserve Estimate

Mr. Dale Mah, P.Geo, of EDR is responsible for the mineral reserve estimate presented in this report. Mr. Mah is Qualified Person as defined by NI 43-101 and is not independent of EDR. The reserve calculation for the Bolañitos Project was completed in accordance with NI 43-101 and has an effective date of December 31st, 2020. Stope designs for reporting the reserves were created utilizing the updated resources and cutoffs established for 2020. All of the stopes are within readily accessible areas of the active mining areas. Ore is processed in the on-site mill and floatation process capable of processing 1,600 tpd.

EDR utilized Vulcan program to generate the stopes for the reserve mine plan. The parameters used to create the stopes are listed below;

•	Cutoff Grades: 177, 173 and 181 g/t silver equivalent

•	Minimum Mining Width: 0.8 m.

•	Cut and Fill Stope Size: 7m W x 4m H

•	Long Hole Stope Size: 7m W x 20m H

•	External Dilution Cut and Fill: 24%

•	External Dilution Long Hole: 40%

•	Silver Equivalent: 80:1 silver to gold

•	Gold Price: US $1,465 /oz

•	Silver Price: US $16.51 /oz

•	Gold Recovery: 84.7%

•	Silver Recovery: 88.9%

4

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Executive Summary

The stopes were only created with the updated Measured and Indicated resources including internal stope dilution above the calculated cutoff and have demonstrated to be economically viable, therefore Measured and Indicated mineral resources within the stopes have been converted to Proven and Probable reserves as defined by NI 43-101.

Table 1-2 Mineral Reserve Estimate

	Tonnes	AgEq		Ag (oz) *		Au (oz)%
Classification	(t x 1,000)	g/t	Ag g/t	1,000	Au g/t	* 1,000	Dilution
Proven	76.3	243	34	83.1	2.62	6.42	34.0%
Probable	236.6	254	53	405.0	2.51	19.1	33.9%
Total Proven and Probable Reserves	312.9	251	49	488.2	2.53	25.5	33.9%

1.	Reserve cut-off grades are based on 177, 173 and 181 g/t silver equivalent.

2.	Metallurgical Recoveries were 84.7% silver and 88.9% gold.

3.	Mining Recoveries of 95% were applied.

4.	Minimum mining widths were 0.8 meters.

5.	Dilution factors averaged 21.0%. Dilution factors are calculated based on internal stope dilution calculations and external dilution factors of 15% for cutand fill and 30% for long hole.

6.	Silver equivalents are based on a 80:1 silver:gold ratio.

7.	Price assumptions are $16.51 per ounce for silver and $1,465 per ounce for gold.

8.	Mineral resources are estimated exclusive of and in addition to mineral reserves.

9.	Figures in table are rounded to reflect estimate precision; small differences generated by rounding are not material to estimates.

1.7         Conclusions and Recommendations

The QP considers the Bolañitos mineral resource and reserve estimates presented herein to conform with the requirements and guidelines set forth in Companion Policy 43-101CP and Form 43-101F1 (June 2011), and the mineral resources and reserves presented herein are classified according to Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards - For Mineral Resources and Mineral Reserves, prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council on May 10, 2014. These mineral resources and reserves form the basis for EDR’s ongoing mining operations at the Bolañitos Mines Project.

The QP is unaware of any significant technical, legal, environmental, or political considerations which would have an adverse effect on the extraction and processing of the resources and reserves located at the Bolañitos Mines Project. Mineral resources which have not been converted to mineral reserves, and do not demonstrate economic viability shall remain mineral resources. There is no certainty that all or any part of the mineral resources estimated will be converted into mineral reserves.

The QP considers that the mineral concessions in the Bolañitos mining district controlled by EDR continue to be highly prospective both along strike and down dip of the existing mineralization.

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Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Executive Summary

EDR’s Bolañitos Mines Project has an extensive mining history with well-known silver and gold bearing vein systems. Ongoing exploration has continued to demonstrate the potential for the discovery of additional resources at the project and within the district surrounding the mine. Outside of the currently known reserve/resource areas, the mineral exploration potential for the Bolañitos Project is considered to be very good. Parts of the known vein splays beyond the historically mined areas also represent good exploration targets for additional resource tonnage

Since EDR took control of the Bolañitos Mines Project, new mining areas have enabled EDR to increase production by providing additional sources of mill feed. EDR’s operation management teams continue to search for improvements in efficiency, lowering costs and researching and applying low-cost mining techniques.

In 2021, EDR plans to drill 11,500 meters of both surface and underground drilling in the Bolañitos Project, at an estimated cost of US$1,925,000. Drilling campaigns mainly in the Bolañitos North (Melladito), San Miguel, Plateros, Belén and Bolañitos South areas.

The QP recommends that the process of converting mineral resources into reserves from 2D polygons to 3D block models be continued. During the last couple of years, considerable progress has been made on this process with only nine veins remaining to be converted to 3D. Additional modeling efforts should be made to define the mineralized brecciated areas as they have been an important source of economic material encountered in the current operation, and could provide additional tonnage to support the mine plan.

EDR currently utilizes the exploration drilling and chip and muck samples in their resource and reserve calculations. The QP recommends that future efforts focus on constructing block models for resource and reserve reporting utilizing only the exploration and underground drilling results. The chip and muck samples should be used to develop the production model. This will help keep data densities consistent in each modeling effort and will provide another level in the reconciliation process to compare modeling results.

Although the reconciliations conducted by EDR show good comparison between planned versus actual values, the reconciliation process should be improved to include the estimated tonnes and grade from the resource models. Because the LOM plan is compared to the plant production on a monthly basis, the actual physical location of the material mined may be different than the planned location. Due to the many stopes that are mined during a day this can only be completed on an average monthly basis due to blending of stope material into the mill. The monthly surveyed as mined areas should be created into triangulation solids and saved monthly for reporting the modeled tonnes for each month. The combination of the 3D block models and 2D and polygonal reserves makes this process difficult but considerable progress has been made during the last year to get all resources and reserves into 3D block models. The model-predicted results versus actual can then be used to determine if dilution factors need to be adjusted, or perhaps the resource modeling parameters may require adjustment if there are large variances. The mill production should be reconciled to the final concentrate shipments on a yearly basis and resulting adjustment factors should be explained and reported.

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